Exhibit 9.2
Royal Bakery Holdings, Inc.

Shareholder Agreement Amendment

The term of general restriction on our Shareholder Agreement referred to the “Right of First Refusal” and other terms which specific on general restriction will not be applied to share holders that hold less than 7% of our common stock.

This amendment is adopted by shareholders of the followings: Tommy Cheung, 14.369%; Winnie Cheung, 15.716%; Jerry Chong, 17.961%; John Chong, 17.961%, Connie Suet Tan Wong, 2.245% and they are representing 68.252 % of our common stock.

/”s/ Tommy Cheung”
Tommy Cheung, President and Chairman

/”s/ Winnie Cheung”
Winnie Cheung, CFO

/”s/ Yam Ming Chong”
Yam Ming Chong

/”s/ Yue Kwan Chong”
Yue Kwan Chong

/”s/ Connie Suet Tan Wong”
Connie Suet Tan Wong

Date: June 5, 2013